United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	6

Press Release

Moatize and the Nacala Logistic Corridor welcome New Investor

Rio de Janeiro, December 09, 2014 — Vale S.A. (Vale) informs that it entered into an investment agreement with Mitsui & Co., Ltd. (Mitsui), whereby Mitsui will own 15% of Vale´s stake in Vale Moçambique (VM) — the owner of 95% of the Moatize mine — and 50% of Vale’s 70% equity stake in the Nacala Logistic Corridor (NLC).

Upon completion of the transaction, which will involve capital increases and the partial transfer of Vale’s shareholder loans in the Moatize mine and in the NLC to Mitsui, Vale will indirectly own 81% of the Moatize mine and approximately 35% of the NLC, sharing its control with Mitsui.

The transaction is subject to some conditions precedent. The closing of the transaction is expected for 2015.

Valuation and Future Capex Funding

Moatize Mine

The value attributed to Mitsui’s 15% stake in VM is US$ 450 million. In addition, Mitsui may pay a further US$ 30 million as per an earn out clause. A claw-back clause worth up to US$ 120 million is embedded in the US$ 450 million. Both the earn-out and the clawback values are conditioned to yield and production targets agreed upon by Vale and Mitsui. As a result of these clauses, the final value attributed to VM’s 15% stake could range from US$ 330 to 480 million.

The transaction amounts will be used to fund the Capex of the Moatize mine expansion.

Mitsui will be responsible for funding future capex to complete the Moatize mine expansion, pro-rata to its equity participation of 15% and estimated at an additional US$ 188 million. This value includes 15% of the capex associated with rolling stock, whose funding responsibility is of VM.

Nacala Logistic Corridor

The executed capex of the total investment in the Nacala corridor of US$ 4.0 billion(1) is comprised of equity and debt in the form of Vale’s bridge shareholder loans. Up to the end of 2Q14, the executed capex of US$ 1.9 billion(2) was funded by Vale through US$ 313 million of equity and quasi-equity instruments, with the remaining balance funded through Vale’s bridge shareholder loans(3).

(1)

The US$ 4 billion investment equates to the previously reported amount of US$ 4,444 million less US$ 449 million of rolling stock capex reclassified to the mine; Out of this US$ 4 billion, US$ 1,947 million was already spent and the outstanding capex will be funded by US$ 313 million to be contributed by Mitsui and by a project finance of up to US$ 2.7 billion.

(2)	Total executed Capex of US$ 2,057 million less US$ 110 million of executed capex associated with rolling stock reclassified to the mine
(3)	The balance of the equity and quasi-equity instruments and shareholder loans is greater than the balance of executed capex due to accrued interest.

Upon completion of the transaction, Mitsui will contribute US$ 313 million in equity and quasi-equity instruments and will therefore hold 50% of these instruments, sharing control of the corridor with Vale. Until that time, Vale will continue to fund the NLC with shareholder loans.

Vale and Mitsui are in negotiations for non-recourse project finance to fund the remaining capital expenditures and to take-out part of Vale´s bridge shareholder loans. The project finance target amount is US$ 2.7 billion, of which approximately US$ 1.7 billion will be used to fund the remaining of the Nacala corridor investments and about US$ 1.0 billion will be returned to Vale through the take-out of the existing bridge shareholder loans. A smaller part of the existing shareholder loans will remain with Vale after the take-out with the project finance funds.

When the transaction is completed Vale will share control of the NLC with Mitsui and therefore will not consolidate the NLC’s debt in its balance sheet.

Cash Flow Impact

The total cash outflow avoided by Vale with the transaction is US$ 3.651 billion(4), broken down as follows:

•                  US$ 638 million invested by Mitsui in VM, composed by the: (i) US$ 450 million upfront investment by Mitsui for the 15% stake in VM and (ii) US$ 188 million of Mitsui pro-rata contribution to fund the capex still required to complete the Moatize project.

•                  US$ 3.013 billion(4) composed by the: (i) US$ 313 million upfront contribution from Mitsui to the NLC; and (ii) US$ 2.7 billion of debt raised by the NLC through project finance.

Strategic rationale

The transaction is essential for the continuity of our investment in Mozambique and Malawi as it provides the funding for the completion of the Moatize project and of the NLC. It also supports Vale’s strategy of operating world class assets, improves Vale’s balance sheet and eliminates future funding needs, whilst reducing Vale’s exposure to the project risk.

Conference call & Web cast

Vale will host a conference call and webcast today, Tuesday, December 9, 2014, at 12:00 p.m. Rio de Janeiro time, 9:00 a.m. US Eastern Standard Time, 2:00 p.m. British Standard Time and 10:00 p.m. Hong Kong time.

Dial in to conference call/webcast:
Participants from Brazil: (55 11) 3193-1001 and (55 11) 2820-4001
Participants from the US: (1 866) 262-4553
Participants from other countries: (1 412) 317-6029
Access code: VALE

Playback

Telephone: (55 11) 3193-1012  or (55 11) 2820-4012

Password: 9637092#

From 09/12/2014 to 15/12/2014

To access live webcast.

www.ccall.com.br/vale/december2014.htm

(4) This figure is subject to successfully raising US$ 2.7 billion in project finance.

Press Release

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcelo Bonança Correa: marcelo.bonanca@vale.com

Marcelo Lobato: marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Rogerio T. Nogueira
Date: December 9, 2014		Director of Investor Relations